Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor			Predecessor
	Year Ended December 31, 2008(3)	Year Ended December 31, 2007(3)	December 2 through December 31, 2006(3)	January 1 through December 1, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004

Earnings:
Earnings (loss) before income taxes (1)	$(8,450)	$(2,493)	$(2,521)	$420	$624	$266
Less: Capitalized interest	—	—	—	—	—	—
Add: Fixed charges (per below)	665	846	72	107	104	71

Total earnings (loss) (2)	$(7,785)	$(1,647)	$(2,449)	$527	$728	$337

Fixed charges:
Interest expense	$659	$834	$71	$93	$85	$51
Rent expense interest factor	6	12	1	14	19	20

Total fixed charges	$665	$846	$72	$107	$104	$71

Ratio of earnings to fixed charges	—	—	—	4.9	7.0	4.7

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.

(2)	As defined in Item 503(d) of SEC Regulation S-K.

(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and 2007 and the period from December 2, 2006 through December 31, 2006 by $8.5 billion, $2.5 billion and $2.5 billion, respectively.